EXHIBIT 3 (ii) (b)

Amendment to

Amended and Restated By-Laws of

Alberto-Culver Company

Resolved that Section 2.02 of the Company’s Amended and Restated Bylaws dated October 26, 2000 are hereby amended as of January 24, 2003 by deleting Section 2.02 in its entirety and replacing such Section 2.02 with the following new Section 2.02:

2.02 Number and Election. The number of directors which shall constitute the whole Board of Directors shall be 13 persons. The number of directors may be increased or decreased by action of the Board of Directors or stockholders, subject to the provisions of Article 9 of the Corporation’s Amended and Restated Certificate of Incorporation. Directorships, the terms of which expire as provided in said Article 9, shall be filled at each annual meeting of the stockholders, except as provided in Section 2.03 hereof, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.